SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August , 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

Confirmation of Mailing of Second Quarter, 2004 Interim Financial

Report to Shareholders dated August 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 11, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

FNX MINING COMPANY INC.

Tel: (416) 628-5929

347 Bay Street, 3rd Floor,  Toronto, Ontario, M5H 2R7

Fax: (416) 628-5911

__________________________________________________________________________________________

August 11, 2004

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Quebec Securities Commission

The Toronto Stock Exchange

Attention:  Filings/Listings

Dear Sirs:

WE HEREBY CERTIFY that the unaudited Interim Financial Statements and Management Discussion and Analysis for the six months ended  June 30th, 2004 were mailed on August 11th, 2004 to all those shareholders who requested interim statements pursuant to our compliance with National Instrument 54-101.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

FNX MINING COMPANY INC.

Per:

Shereen Dorey

sd